Exhibit 99.1

FOR IMMEDIATE RELEASE

ELAN CORPORATION PLC ANNOUNCES COMMENCEMENT OF ASSET SALE
OFFER TO PURCHASE UP TO $186,000,000 OF 8 7/8% SENIOR FIXED RATE NOTES
DUE 2013 AND FLOATING RATE NOTES DUE 2013

DUBLIN, IRELAND -- August 30, 2010 –Elan Corporation, plc (“Elan”) (NYSE: ELN) announced today that Elan’s wholly-owned subsidiaries, Elan Finance public limited company (“Elan Finance”) and Elan Finance Corp. (“Elan Corp” and together with Elan Finance, the “Issuers”), commenced an offer to purchase of up to $186,000,000 aggregate principal amount of their 8 7/8% Senior Fixed Rate Notes due 2013 (the “2013 Fixed Rate Notes”) and their Floating Rate Notes Due 2013 (the “2013 Floating Rate Notes” together with the 2013 Fixed Rate Notes, the “2013 Notes”), in accordance with the terms of the indenture governing the 2013 Notes, at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of payment. The offer will expire at 11:59 p.m., New York City time, on September 29, 2010, unless extended, and is expected to close on September 30, 2010.

On September 17, 2009, JANSSEN Alzheimer Immunotherapy (“Janssen AI”), a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of the assets and rights of Elan related to its Alzheimer’s Immunotherapy Program (“AIP”). In addition, Johnson & Johnson, through its affiliate, Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts of Elan, representing 18.4% of Elan’s outstanding ordinary shares (the foregoing transactions are referred to as the “Johnson & Johnson Transaction”).  Johnson & Johnson also committed to fund the further development and commercialization of the AIP in an amount equal to $500.0 million. In consideration for the transfer of these rights and assets, Elan received a 49.9% equity interest in Janssen AI. Elan is entitled to a 49.9% share of the profits of Janssen AI and certain royalty payments upon the commercialization of products under the collaboration with Pfizer (which acquired our collaborator, Wyeth).

The Johnson & Johnson Transaction constituted an “asset sale” pursuant to the indenture governing the 2013 Notes. The indenture governing the 2013 Notes requires Elan, upon the sale of certain assets, to reinvest the net proceeds from such sale in assets useful to its business or property, in assets to replace the property or in assets that are sold or to make capital expenditures that are useful to Elan and its business within one year of the receipt of sale proceeds or to use such proceeds to repay debt that is pari passu with the 2013 Notes.  To the extent that the Issuers do not apply the proceeds as outlined in the indenture governing the 2013 Notes, the Issuers must make an offer to purchase the 2013 Notes at 100% of the principal amount of the 2013 Notes plus accrued and unpaid interest to the date of redemption.

About Elan Corporation, plc

Elan Corporation, plc is a neuroscience-based biotechnology company focused on discovering and developing advanced therapies in neurodegeneration and autoimmune diseases, and realizing the potential of its scientific discoveries to benefit patients and shareholders. The company has two business units: BioNeurology, focused on Alzheimer’s and Parkinson's diseases and multiple sclerosis; and Elan Drug Technologies (EDT), a leading drug delivery business, which has over a dozen programs in late-stage development. Elan's marketed products include TYSABRI®, a treatment for multiple sclerosis and Crohn's disease marketed in collaboration with Biogen Idec, which has over $1 billion in global sales annually. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy the 2013 Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the 2013 Notes will be made only by means of an offer to purchase.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) High Net Worth Entities falling within Article 49(2) of The Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "Relevant Persons").

In addition, if and to the extent that this press release is communicated in, or the offer of securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release and the offering of any securities described herein are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state. This press release does not constitute a prospectus within the meaning of the Prospectus Directive. This press release constitutes an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005. Investors are referred to the offering memorandum issued by Elan in connection with the offering of the 2013 Notes, copies of which are available, in electronic form, on Elan’s website at www.elan.com.

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the offering and the expected application of the net proceeds of the offering. You can identify these statements by the fact that they use words such as “expect”, “estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events. Factors that could affect whether the offering is completed and the proceeds are applied as expected include, among other things, uncertainties related to corporate debt securities generally, the securities of biotechnology companies generally and for Elan’s debt securities in particular. A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Elan Corporation, plc
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